

13031706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MONNESS, CRESPI, HARDT & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

767 THIRD AVENUE
(No. and Street)

NEW YORK	NEW YORK	10017-2047
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NEIL CRESPI (212-838-7575)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VASSALLO, VINCENT ROBERT
(Name – *if individual, state last, first, middle name*)

16 PORTER PLACE	SEA CLIFF	NEW YORK	11579
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NEIL CRESPI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MONNESS, CRESPI, HARDT & CO., INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

JENNIFER TRAINOR
Notary Public, State of New York
No. 01TR6013422 Qualified in Nassau Co.
Commission Expires July 15, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VINCENT R. VASSALLO
CERTIFIED PUBLIC ACCOUNTANT

16 PORTER PLACE
SEA CLIFF, NEW YORK 11579
TEL.: (516) 759-1994 FAX: (516) 759-7109

INDEPENDENT AUDITORS' REPORT

Monness, Crespi, Hardt & Co., Inc.
767 Third Avenue
New York, New York 10017

We have audited the Financial Statements of Monness, Crespi, Hardt & Co., Inc. as of December 31, 2012 that you are filing pursuant to Rule 17a-d under the Securities Exchange Act of 1934. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements are free of material misstatement. Accordingly we included a review of the system of internal control and the procedures for safeguarding securities and such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances, including the audit procedures prescribed by the Securities and Exchange Commission. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying Financial Statements present fairly, in all material respects, the financial position of Monness, Crespi, Hardt & Co., Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in the form required by the Securities and Exchange Commission in conformity with generally accepted accounting principles, consistently applied.



CERTIFIED PUBLIC ACCOUNTANT

Sea Cliff, New York
February 25, 2013

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER		SEC FILE NO.	
		8-21380	14
		FIRM I.D. NO.	
MONNESS, CRESPI, HARDT & CO., INC.	13	13-2878577	15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)		FOR PERIOD BEGINNING (MM/DD/YY)	
767 THIRD AVENUE (No. and Street)	20	01/01/12	24
		AND ENDING (MM/DD/YY)	
NEW YORK (City) 21 / NY (State) 22 / 10017-2047 (Zip Code)	23	12/31/12	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code) — Telephone No.	
NEIL CRESPI	30	(212)-838-7575	31
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26th day of FEBRUARY 2013
Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

VASSALLO, VINCENT ROBERT [70]

ADDRESS

16 PORTER PLACE [71]	SEA CLIFF [72]	NY [73]	11579 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/12 [99]
SEC FILE NO. 8-21380 [98]
Consolidated [198]
Unconsolidated X [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 109,038	200			$ 109,038	750
2. Receivables from brokers or dealers:						
A. Clearance account	3,648,343	295				
B. Other		300	$	550	3,648,343	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	38,484	680	38,484	920
11. Other assets		535	19,063	735	19,063	930
12. TOTAL ASSETS	$ 3,757,381	540	$ 57,547	740	$ 3,814,928	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC. as of 12/31/12

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	1,852,363 [1205]	[1385]	1,852,363 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 1,852,363 [1230]	$ [1450]	$ 1,852,363 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		20,000 [1792]
C. Additional paid-in capital		55,000 [1793]
D. Retained earnings		1,887,565 [1794]
E. Total		1,962,565 [1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 1,962,565 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 3,814,928 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC. as of 12/31/12

COMPUTATION OF NET CAPITAL

Line	Description	Code	Amount	Code	Amount	Code
1.	Total ownership equity from Statement of Financial Condition				$ 1,962,565	3480
2.	Deduct ownership equity not allowable for Net Capital			19	( )	3490
3.	Total ownership equity qualified for Net Capital				1,962,565	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities				$ 1,962,565	3530
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	17	$ 57,547	3540		
	B. Secured demand note delinquency			3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges			3600		
	D. Other deductions and/or charges			3610	(57,547)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions			20	$ 1,905,018	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
	A. Contractual securities commitments		$	3660		
	B. Subordinated securities borrowings			3670		
	C. Trading and investment securities:					
	1. Exempted securities	18		3735		
	2. Debt securities			3733		
	3. Options			3730		
	4. Other securities			3734		
	D. Undue Concentration			3650		
	E. Other (List)			3736	( )	3740
10.	Net Capital				$ 1,905,018	3750

30

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC. as of 12/31/12

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	123,491	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	123,491	3760
14. Excess net capital (line 10 less 13)	$	1,781,527	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	1,719,782	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	1,852,363	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	1,852,363	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	97.24	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
23. Net capital requirement (greater of line 21 or 22) 23	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC.

For the period (MMDDYY) from 010112 [3932] to 123112 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$ 26,825,624	3935
b. Commissions on listed option transactions		184,696	3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		3,113,123	3995
9. Total revenue		$ 30,123,443	4030

EXPENSES

Item		Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers		4,900,323	4120
11. Other employee compensation and benefits		11,003,385	4115
12. Commissions paid to other broker-dealers		257,138	4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		537,583	4195
15. Other expenses		13,106,464	4100
16. Total expenses		$ 29,804,893	4200

NET INCOME

Item		Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ 318,550	4210
18. Provision for Federal income taxes (for parent only)			4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ 318,550	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ N/A	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC.

For the period (MMDDYY) from 010112 to 123112

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item			Amount	Code
1. Balance, beginning of period			$ 2,182,436	4240
A. Net income (loss)			318,550	4250
B. Additions (Includes non-conforming capital of	20 $	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)	538,421	4270
2. Balance, end of period (From item 1800)			$ 1,962,565	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	30 $	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER MONNESS, CRESPI, HARDT & CO., INC. as of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 8-00526 GOLDMAN SACHS EXECUTION AND CLEARING LP [4335] X [4570]

D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ 36 [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

MONNESS, CRESPI, HARDT & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2012

Increase (Decrease) in Cash

Cash flows from operating activities:	
Net income	$ 318,550
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	30,947
Change in assets and liabilities:	
(Increase) decrease in:	
Receivables from clearing brokers	(503,621)
Purchase of furniture and leasehold improvements	(27,542)
Other assets	34
Increase (decrease) in:	
Accounts payable	730,637
Distributions to shareholders	(538,421)
Net increase in cash	10,584
Cash, beginning of period	98,454
Cash, end of period	$ 109,038

The accompanying notes are an integral part of this statement.

MONNESS, CRESPI, HARDT & CO., INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Total members' equity as reported in Company's Part IIA unaudited FOCUS Report	$1,962,565
Total members' equity according to the Audit	$1,962,565
Net capital as reported in Company's Part IIA unaudited FOCUS Report	$1,905,018
Net capital according to the Audit	$1,905,018

The accompanying notes are an integral part of this statement.

MONNESS, CRESPI, HARDT & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES.

The financial statements of Monness, Crespi, Hardt & Co., Inc (the "Company") are prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting and reporting policies used in preparing the Company's financial statements.

(a) Organization:

The Company was incorporated in the State of New York on November 29, 1974. Its principal business activity is that of a broker-dealer of publicly traded securities. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC").

(b) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(c) Securities Transactions:

The Company clears all security transactions on a fully-disclosed basis through Goldman, Sachs Execution and Clearing L.P. ("GSEC"). Under the clearing arrangement GSEC confirms securities trades, processes securities movements and records transactions for clients in its accounts.

(d) Cash:

The Company places its cash with a high credit quality financial institution. At times such investments may be in excess of the FDIC insurance limit.

(e) Property and Equipment:

Furniture and equipment are depreciated using accelerated methods over estimated useful lives of 5 to 7 years. Expenditures for maintenance, repairs and minor renewals are charged to operations. Upon retirement or other disposition of properties, the carrying value and related accumulated depreciation are removed from the accounts.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(f) Soft Dollar Arrangements:

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act of 1934 as amended, which provide for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).The Company has one customer arrangement.

(g) Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

(h) Income Taxes:

The Company, with the consent of its stockholders, has elected to be treated as an "S" Corporation for federal and New York State income tax purposes. Accordingly, no provision has been made for federal and New York State income taxes. The provisions for taxes represent the New York State tax on "S" Corporations and the New York City Corporation income tax.

NOTE 2 – PROPERTY AND EQUIPMENT:

Property and equipment, at cost, consist of the following:

	December 31, 2012
Furniture and equipment	$2,037,940
Less: Accumulated depreciation	1,999,456
Net book value	$ 38,484

Depreciation expense was $30,947 for the year ended December 31, 2012.

NOTE 3 – NET CAPITAL REQUIREMENTS.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company, a member firm of FINRA, is also subject to the rules of FINRA, whose requirements are substantially the same. At December 31, 2012, the Company had net capital of $1,905,018, which was $1,781,527 in excess of its required minimum capital of $123,491. The Company's net capital ratio at December 31, 2012 was .97 to 1.

NOTE 4 – COMMITMENTS AND CONTINGENCIES:

Leases:

The Company leases office space under long-term leases. Future obligations relating to the primary terms of the Company's long-term office space leases are:

Year Ending December 31:	
2013	$ 1,785,624
2014	1,696,573
2015	1,469,692
2016	1,394,136
2017	1,394,245
Thereafter	0
	$ 7,740,270

Rent expense under these agreements for the year ended December 31, 2012 was $2,088,923

NOTE 5 – LITIGATION:

In the normal course of business, the Company is subject to litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations and the SEC. The Company is not presently a defendant in any legal action.

NOTE 6 – SUBSEQUENT EVENTS:

Statement of Financial Accounting Standard Statement No. 165 requires us to report any events or transactions that occur after the balance sheet date but before the financial statements are issued. In accordance with SFAS 165 we evaluated subsequent events through February 25, 2013 and found no reportable events.

MONNESS, CRESPI, HARDT & CO., INC.

REPORT PURSUANT TO RULE 17A-5(E)(4)

YEAR ENDED DECEMBER 31, 2012

MONNESS, CRESPI, HARDT & CO., INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

YEAR ENDED DECEMBER 31, 2012

	DATE PAID OR FILED	ANNUAL PAYMENTS MADE	ASSESSMENT PER REPORT
SIPC-6 general assessment - period ended June 30, 2012	July 24, 2012	$36,375	
SIPC-7 general assessment reconciliation - fiscal year ended December 31, 2012	January 28, 2013	34,274	$70,649
		$70,649	$70,649

See the accompanying Accountants' Report.

VINCENT R. VASSALLO

CERTIFIED PUBLIC ACCOUNTANT

16 PORTER PLACE
SEA CLIFF, NEW YORK 11579
TEL.: (516) 759-1994 FAX: (516) 759-7109

ACCOUNTANTS' REPORT

To the Board of Directors of
Monness, Crespi, Hardt & Co., Inc.

In accordance with Rule 17a-5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Monness, Crespi, Hardt & Co., Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Monness, Crespi, Hardt & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Monness, Crespi, Hardt & Co., Inc's management is responsible for the Monness, Crespi, Hardt & Co., Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and found no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 and found no differences, adjustments or overpayments applied;
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and found no differences.

We were not engaged to, and did not conduct an examination, the objectives of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Sea Cliff, New York
February 25, 2013